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South Shore Biotherapy

Mental Health Office

Marshfield, MA 02050
Profile
Data Room
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $30,000 invested.
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THE PITCH
South Shore Biotherapy is seeking investment to open our first location.
Renovating LocationFirst LocationLease Secured
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OUR MISSION

South Shore Biotherapy's mission is to improve our client's quality of life through intravenous infusion ther
future, free of depression and thoughts of suicide.

Our objective is to bring a proven and effective treatment for depression and thoughts of suicide to the Sc
infusion therapy. Infusion therapy effectively alleviates symptoms of depression and thoughts of suicide ir
population compared to roughly 40% on traditional depression medications. In some cases, this treatmen
completely halt suicidal ideation within minutes of treatment.
At South Shore Biotherapy we are determined to become the unmatched provider of ketamine infusion the
with all our clients in hope to create a life worth living, free of depression.
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FORECASTED MILESTONES

Based on the size of South Shore Biotherapy's target market and defined market area, our sales projection
$900,000, increasing to $2.1 million for year two and over $4 million for year three. These numbers are ba
per treatment and a conservative estimate of 5 patients per day for year one, 14 patients per day for year t

BUSINESS PLAN

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PROPOSED LOCATION

Previous

Next

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THE TEAM

Adam Joseph Baiardi

Owner

Adam Baiardi is a seasoned healthcare director and owner/operator of South Shore Biotherapy, a startup b
lifesaving treatment to people with treatment resistant depression or thoughts of suicide. Adam graduated
Technology with an associate's degree in Science /Physical Therapy. After graduating and accepting his fi
found his passion for providing quality patient care but also wanted more control over the financial and op
Within six months of starting his new career, Adam was promoted from a treating therapist to Director of F
In this new role Adam now had the ability to affect positive change in his department, improving the qualit
and improving overall operational processes. After getting comfortable in his new role, Adam was able to r
been failing for 10 plus years and within three months exceeded all budgetary and clinical metrics, improvi
patients home, healthier and within a shorter amount of time. After his success with Parkwell Healthcare, /
director for Golden Living Centers, one of America's' largest private healthcare companies, and after conti
continued upward by accepting a position as Regional Director for Functional Pathways. In this role Adam
rehabilitation departments in Massachusetts, eight facilities in total, with responsibility for approximately $
the same techniques used previously, Adam was once again able to meet or exceed all budgetary metrics
previously unattainable for the two prior years. This solidified Adam's clinical and operational acumen, pro
clients with the best care possible, the money will take care of itself."

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Facility Lease $35,000

Medical Equipment $5,500

Build Out $10,000

Staff Salary $14,500

Furnishings $5,500

Mainvest Compensation $4,500

Total $75,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,186,250	$2,184,000	$4,056,000	$4,258,798	$4,386,559
Cost of Goods Sold	$1,020	$1,877	$3,485	$3,659	$3,768

Investors 0
Investment Round Ends October 29, 2021
Summary of Terms
Legal Business Name South Shore Biotherapy
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $30,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 0.8%-1.1%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2028
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the South Shore Biotherapy's fundraising. require additional funds from alternate sources at a later date.

No operating history

South Shore Biotherapy was established in [Month, Year]. Accordingly, there are limited financial statemer review. When evaluating this investment opportunity, investors should consider factors outlined in the risk

Forecasted milestones

South Shore Biotherapy forecasts the following milestones:

Secure lease in [City, State] by [Month, Year].
Hire for the following positions by [Month, Year]: [Position 1, Position 2, Position 3]
Achieve [$X] revenue per year by [Year].
Achieve [$Y] profit per year by [Year].
Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees a Note is not like that at all. The ability of South Shore Biotherapy to make the payments you expect, and u depends on a number of factors, including many beyond our control.

Limited Services

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of st various assumptions regarding operations. The validity and accuracy of these assumptions will depend in South Shore Biotherapy and the key persons will have no control. Changes in assumptions or their underly forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from th there can be no assurance that the actual operating results will correspond to the forecasts provided here Biotherapy is a newly established entity and therefore has no operating history from which forecasts could

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the hold your investment for its full term.

The Company Might Need More Capital

South Shore Biotherapy might need to raise more capital in the future to fund/expand operations, buy prop members, market its services, pay overhead and general administrative expenses, or a variety of other rea additional capital will be available when needed, or that it will be available on terms that are not adverse to Shore Biotherapy is unable to obtain additional funding when needed, it could be forced to delay its busine altogether.

Changes in Economic Conditions Could Hurt South Shore Biotherapy

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, c declining employment, changes in real estate values, changes in tax policy, changes in political conditions other factors are unpredictable and could negatively affect South Shore Biotherapy's financial performanc the event South Shore Biotherapy ceases operations due to the foregoing factors, it can not guarantee tha generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither South be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kin public offering of shares (for example, publicly-traded firms must generally provide investors with quarter have been audited by an independent accounting firm). Although Title III does require extensive informatio

In many ways, your interests and the interests of South Shore Biotherapy's management will coincide: you be as successful as possible. However, your interests might be in conflict in other important areas, includi Biotherapy to act conservative to make sure they are best equipped to repay the Note obligations, while S spend aggressively to invest in the business. You would like to keep the compensation of managers low, w as they can.

Future Investors Might Have Superior Rights

If South Shore Biotherapy needs more capital in the future and takes on additional debt or other sources o have rights superior to yours. For example, they might have the right to be paid before you are, to receive voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Excha

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc to have an audit committee made up entirely of independent members of the board of directors (i.e., direc relationships with South Shore Biotherapy or management), which is responsible for monitoring South Sho law. South Shore Biotherapy will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if South Shore successful than your initial expectations.

You Do Have a Downside

Conversely, if South Shore Biotherapy fails to generate enough revenue, you could lose some or all of your

Payments and Return Are Unpredictable

Because your payments are based on the revenue of South Shore Biotherapy, and the revenue of South S even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other e

Subordination

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